Exhibit 99.1

Ardmore Shipping Initiates New Quarterly Dividend Policy

Marks the Next Stage of the Company's Capital Allocation Policy Established in 2020

First Dividend Under New Policy Expected to Commence with Quarter Ending December 31, 2022

HAMILTON, Bermuda, Nov. 2, 2022 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") announced today that its Board of Directors has approved the initiation of a quarterly cash dividend as a component of the Company's longstanding Capital Allocation Policy. Commencing with the Company's performance for the quarter ending December 31, 2022, Ardmore intends to pay a quarterly cash dividend equivalent to one-third of Adjusted Earnings (as defined below) for the applicable quarter. The declaration and payment of dividends is subject to the discretion of our Board of Directors.

Anthony Gurnee, Chief Executive Officer of Ardmore, commented:

"Under our established Capital Allocation Policy, we have made important progress in maintaining our fleet and optimizing our earnings, materially reducing our leverage to meet our stated goals, while also positioning Ardmore to selectively evaluate accretive growth opportunities. Now, supported by increasingly favorable supply and demand fundamentals for our modern MR product and chemical tanker fleet, we are pleased to begin providing a significant portion of our earnings to Ardmore shareholders in the form of a quarterly cash dividend, with the declaration of the first dividend concurrent with our fourth quarter earnings announcement in early February 2023."

Bart Kelleher, Chief Financial Officer of Ardmore, added:

"The Company's strong performance in this sustained period of rate strength for MR product and chemical tankers has enabled us to decisively pursue each of our capital allocation priorities, and we are introducing this quarterly dividend policy on a greatly improved financial foundation. Even as we benefit from increased charter rates, we are committed to maintaining a sharp focus on operational performance, controlling costs, and optimizing our balance sheet, thereby maximizing shareholder value in a disciplined, sustainable manner."

Adjusted Earnings is a non-GAAP financial measure and represents net (loss) / income attributable to common stockholders excluding gain or loss on sale of vessels and write-off of deferred finance fees because they are considered to be not representative of the Company's operating performance. For the purposes of the quarterly dividend calculation, Adjusted Earnings will exclude the impact of unrealized gains / (losses) and certain non-recurring items.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the ETP and completed its first projects under the plan in June 2021.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: the expected payment, amounts and timing of future dividends on shares of the Company's common stock; the Company's capital allocation policy and achievement of policy objectives; future operating or financial results; shipping market trends and market fundamentals, including tanker demand and supply and future growth, volatility, trading activity or other developments; potential growth opportunities available to the Company; and potential increased value to Company shareholders. The forward-looking statements in this press release are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the declaration of any future dividends by the Company's Board of Directors; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; the effect of the COVID-19 pandemic and Russia's invasion of the Ukraine on, among others, oil demand, the Company's business, financial condition and results of operation, including its liquidity; fluctuations in oil prices or demand; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2021, for a discussion of these and/or other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com